Exhibit 21
LIST OF SUBSIDIARIES OF LADISH CO., INC.

Subsidiary	Jurisdiction
Ladish Forging, LLC	Wisconsin

Chen-Tech Industries, Inc.	Nevada

Pacific Cast Technologies, Inc.	Nevada

Zaklad Kuznia Matrycowa Sp. z o.o.	Poland

Stowe Machine Co., Inc.	Nevada

Aerex LLC	Connecticut

Valley Machining, Inc.	Wisconsin

Zaklad Obrobki i Procesow Specjalnych Sp. z o.o.	Poland

Metallum Corporation	Nevada

X-3